Exhibit 99.5

NORBORD INC.

Annual Information Form

January 27, 2015

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Unless otherwise noted, all information contained in this Annual Information Form (AIF) is as at December 31, 2014.

All dollar amounts in this AIF are in US dollars unless otherwise specified.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “does not expect,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “anticipates,” “intends” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the Margin Improvement Program (MIP); (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding income tax rates; (12) expectations regarding compliance with environmental regulations; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; and (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) expectations regarding the time necessary to satisfy the conditions to closing of the pending Ainsworth transaction.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (7) impact of changes to, or non-compliance with, environmental regulations; (8) impact of any product liability claims in excess of insurance coverage; (9) risks inherent to a capital intensive industry; (10) impact of future outcomes of tax exposures; and (11) effects of currency exposures and exchange rate fluctuations.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.

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CORPORATE STRUCTURE

Norbord Inc. was formed under the Canada Business Corporations Act on December 31, 1998 by the amalgamation of Noranda Forest Inc. and NFI Forest Holdings Ltd. The Company filed Articles of Arrangement and Restated Articles of Incorporation on June 30, 2004 to facilitate the transfer of its paper and timber business to a new public company, Fraser Papers Inc., and changed its name from Nexfor Inc. to Norbord Inc. The Company filed Articles of Amendment on October 16, 2009 in connection with its one for ten share consolidation effective the same date.

The registered and principal office of Norbord Inc. is 1 Toronto Street, Suite 600, Toronto, Ontario, M5C 2W4.

In this AIF, “Norbord” means Norbord Inc. and its consolidated subsidiaries and affiliates. “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise.

“Brookfield” means collectively Brookfield Asset Management Inc. and its consolidated subsidiaries and affiliates (other than Norbord), a related party, by virtue of a controlling equity interest in the Company.

Norbord is an international producer of wood-based panels with approximately 1,900 employees and 13 plant locations in the United States, Europe and Canada. Norbord has assets of more than $1 billion, net sales of more than $1 billion, and is one of the world’s largest producers of OSB. In addition to OSB, Norbord manufactures particleboard, MDF and related value-added products.

At January 27, 2015, Brookfield owned approximately 52% of the outstanding Common Shares of the Company.

The principal operating subsidiaries of the Company are:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned	Date of Incorporation
Norbord Alabama Inc.	Alabama	100%	10/12/1999
Norbord Europe Ltd.	United Kingdom	100%	04/12/2012
Norbord Georgia LLC	Delaware	100%	12/31/2008
Norbord Industries Inc.	Ontario	100%	08/24/1988
Norbord Minnesota Inc.	Delaware	100%	12/20/2006
Norbord Mississippi LLC	Delaware	100%	12/31/2008
Norbord NV	Belgium	100%	05/28/2004
Norbord South Carolina Inc.	South Carolina	100%	05/22/1998
Norbord Texas (Jefferson) Inc.	Delaware	100%	12/20/2006
Norbord Texas (Nacogdoches) Inc.	Delaware	100%	12/20/2006

There are no voting or non-voting securities issued by any of the Company’s subsidiaries that are not 100% owned, directly or indirectly, by the Company.

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GENERAL DEVELOPMENT OF THE BUSINESS

Changes in the Business 2012-2015

Pending Merger with Ainsworth Lumber Co. Ltd.

On December 8, 2014, the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) announced that they had entered into an arrangement agreement under which the Company and Ainsworth will merge to create a leading global wood products company focused on OSB across North America, Europe and Asia. Under the terms of the transaction, the Company has agreed to acquire all of the outstanding common shares of Ainsworth in an all-share transaction in which Ainsworth shareholders will receive 0.1321 of a share of the Company for each Ainsworth share pursuant to a plan of arrangement under the British Columbia Business Corporations Act.

On January 27, 2015, the transaction was approved by the required majorities of shareholders of each of Ainsworth and the Company. The transaction remains subject to customary conditions to closing, including court approval of the plan of arrangement. In addition, while the transaction is not reportable under the U.S. Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the HSR Act) or the Canadian Competition Act, the U.S. Department of Justice (DOJ) has requested information about the transaction and the companies, as it is entitled to do. The Company and Ainsworth are providing the DOJ with the information it has requested and are working proactively with the DOJ to ensure an expedited review process. Subject to approval of the plan of arrangement by the Supreme Court of British Columbia and the satisfaction or waiver of all closing conditions, the transaction is expected to close by the end of the first quarter of 2015. For further information on the transaction and its expected effects on the combined company following completion of the Company’s merger with Ainsworth, please see the section entitled “Information Relating to the Combined Company” on pages 72 to 77 of the joint management information circular of the Company and Ainsworth dated as of December 18, 2014 (Joint Circular), which pages are incorporated by reference in this AIF. The Joint Circular can be found on SEDAR at www.sedar.com or the Company’s website at www.norbord.com/investors/financial-reports.

Brookfield and its affiliated entities, which control approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively, will control approximately 53% of the outstanding common shares of the combined company upon closing. Based on the number of Ainsworth common shares outstanding as at December 8, 2014 (the date of the arrangement agreement), approximately 31.8 million Norbord common shares will be issued to Ainsworth shareholders on closing.

Other Developments

In December 2013, the Company renewed its $245 million committed revolving bank lines, extending the maturity by one year to May 2016. All other material terms of the bank lines remain unchanged.

On November 26, 2013, the Company issued $240 million in senior secured notes due in 2020 with an interest rate of 5.375%. The notes rank pari passu with Norbord’s existing senior secured notes due in 2017 and committed revolving bank lines. The Company used the proceeds to early redeem the existing $165 million 6.25% senior secured notes due in 2015 and $75 million 6.25% senior unsecured notes due in 2015.

On April 26, 2013, the Company amended its accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution, increasing the program commitment by $15 million to $100 million.

On March 25, 2013, Brookfield and the Company entered into an agreement with a syndicate of investment dealers to complete a secondary offering of the Company’s Common Shares. Under the agreement, the syndicate agreed to purchase 3.3 million Common Shares at a purchase price of CAD

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$33.00 per Common Share. Brookfield offered 2.75 million Shares and the Company’s senior management offered 0.55 million Shares. Brookfield also granted the underwriters an over-allotment option to purchase up to an additional 0.5 million Common Shares, which was exercised in full prior to the closing. On April 16, 2013, upon closing of the secondary offering, Brookfield’s ownership decreased from approximately 59% to 53% of the Common Shares outstanding. Norbord did not receive any proceeds from the offering. At January 27, 2015, Brookfield owned approximately 52% of the outstanding Common Shares of the Company.

On March 18, 2013, the Company announced that effective March 25, 2013, it amended certain terms of the warrant indenture dated December 24, 2008 by a supplemental warrant indenture to include a cashless exercise feature. In accordance with the supplemental indenture, warrantholders were also provided with the choice to exercise their warrants on a cashless basis, and receive Common Shares of the Company based on the in-the-money amount of their warrants. During 2013, 134.4 million warrants were exercised on a cashless basis resulting in the issuance of 8.4 million Common Shares. In addition, in 2012 and 2013, a total of 1.9 million warrants were exercised on a cash basis resulting in the issuance of 0.2 million Common Shares for total proceeds of $2 million. On December 24, 2013, the outstanding warrants expired and were de-listed from the TSX.

In January 2013, Norbord announced its intention to restart its Jefferson, Texas mill in response to increased demand for OSB. Prior to this, the mill had been indefinitely curtailed since 2009. In June 2013, the mill restarted on a limited production schedule and ramped up to full capacity by the fourth quarter of 2013. This mill represents 9% of Norbord’s annual OSB capacity in North America.

In July 2012, Norbord indefinitely suspended production at its OSB mill in Val-d’Or, Quebec. Approximately 120 employees were affected by this decision. Prior to this indefinite curtailment, the mill had been operating in a partially curtailed mode for the previous five years.

DESCRIPTION OF THE BUSINESS

For information on the business of Ainsworth and management’s plans for the business of the combined company following the completion of the Company’s merger with Ainsworth, please see the section entitled “Information Relating to Ainsworth” on pages 115 to 120, and the section entitled “Information Relating to the Combined Company” on pages 72 to 77 of the Joint Circular, which pages are incorporated by reference in this AIF.

Principal Products and Markets

Norbord’s business comprises the manufacturing, sales, marketing and distribution of panelboards and related products used primarily in the construction of new homes or the renovation and repair of existing structures. In general, the business is affected by the level of housing starts, the level of home repairs, the availability and cost of financing, changes in industry capacity, changes in raw material prices, changes in foreign exchange rates (primarily the Canadian dollar, Pound Sterling and Euro currencies) and other operating costs.

Products are primarily sold to major retail chains, contractor supply yards and industrial users. Some mill products are sold to industrial customers for further processing or as components for other products. Norbord OSB products are sold in North America under the following brand names: Pinnacle® and Stabledge® (premium flooring), Truflor® (commodity flooring), Tallwall®, Trubord™ and Windstorm™ (wall sheathing) and SolarBoard™ (radiant barrier sheathing). In Europe, Norbord products are sold under the trademarks SterlingOSB® (OSB), Caberwood MDF® (MDF), Conti® and Caberboard® (particleboard).

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The Company operates in North America and Europe. Sales revenues by geographic segment are determined based on the origin of shipment. In 2014, 57% of Norbord’s sales originated from North America (2013 – 65%) and 43% from Europe (2013 – 35%).

North America is the principal market destination for Norbord’s products. In 2014 and 2013, Norbord’s panel shipments by volume originated as follows:

	2014	2013
North America	68%	68%
Europe	32%	32%

Total	100%	100%

OSB is used principally for sheathing, flooring and roofing in home construction. OSB production currently represents approximately 65% of total North American structural panel production. In Europe, OSB’s share of the structural panel market is lower than in North America due mainly to different housing construction methods; however, OSB use is growing rapidly in Europe. Norbord’s particleboard is used primarily in flooring and other construction applications. MDF applications include cabinet doors, mouldings and interior wall paneling.

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Principal Operating Interests

Information regarding Norbord’s estimated annual production capacity is set forth in the following table. The estimated annual production capacity is based on normal operating rates and normal production mixes under current market conditions, taking into account known constraints, such as permit restrictions. Factors such as market conditions, fluctuations in raw material availability, mechanical interruptions and the nature of current orders may cause actual production rates and mixes to vary significantly from the estimated production rates and mixes used to derive the estimated annual capacities shown.

(unaudited) MMsf-3/8”	Estimated Annual Capacity at Year-End 2014
OSB
Bemidji, Minnesota	470
Cordele, Georgia	990
Genk, Belgium(1)	450
Guntown, Mississippi	450
Huguley, Alabama (2)	500
Inverness, Scotland(1)	395
Jefferson, Texas	415
Joanna, South Carolina(1)	650
La Sarre, Quebec	375
Nacogdoches, Texas	380
Val-d’Or, Quebec(2)	340

5,415

Particleboard
Cowie, Scotland(1)	405
South Molton, England	160

565

MDF
Cowie, Scotland	380

380

Total Panels	6,360

(1)	Capacity increased effective December 31, 2014 based on recent capital investments and improved operating efficiency.
(2)	In January 2009, Norbord indefinitely curtailed production at its Huguley OSB mill. In July 2012, Norbord indefinitely curtailed production at its Val-d’Or OSB mill. Combined, these mills represent 840 MMsf-3/8” of annual production capacity.

Norbord employs multi-opening press technology at its Minnesota, Georgia, Mississippi, and two Texas OSB mills in the US. Norbord employs continuous press technology at its South Carolina and Alabama OSB mills in the US. Continuous press technology allows for the production of OSB in non-standard sizes and with specialized performance characteristics. All of these mills purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are not unionized and employees participate in profit sharing programs whereby a percentage of each mill’s operating income is shared equally across all employees at that mill.

Norbord also employs multi-opening press technology at its two Quebec OSB mills in Canada. A significant portion of the production of these mills is concentrated on specialty panels including I-joist web stock, thin panels and flooring. The wood fibre requirements for these mills are obtained under 25-year timber supply and forest management agreements with the Quebec Government and also from other outside sources with prices based on regional market dynamics. These mills are unionized.

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Norbord’s mill in Cowie, Scotland is a large operation with a continuous press MDF production line and a continuous press particleboard line. The South Molton, England particleboard mill employs single-opening press technology and is integrated with laminating operations and a flat-pack furniture manufacturing facility. The OSB mill in Inverness, Scotland employs two multi-opening press lines. All of Norbord’s mills in the UK purchase their wood fibre requirements from outside sources with prices based on regional market dynamics. These mills are unionized.

The Genk, Belgium OSB mill employs continuous press technology. The Genk mill purchases its wood fibre requirements on the open market from a combination of public and private sources in the region. The mill is unionized.

Manufacturing Inputs

Wood fibre, resin, wax and energy are the principal raw material inputs used in the production of Norbord’s panelboard products.

Wood Fibre

Norbord does not own any timberlands and purchases timber, wood chips and other wood fibre as well as recycled materials on the open market in competition with other users of such resources.

Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Europe, wood fibre is purchased from government and private landowners. Fibre for OSB comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s Canadian mills hold forestry licences and agreements to source aspen and birch from Crown timberlands in Quebec. Most of this volume is harvested and delivered by third parties that also hold licences to operate in these areas.

Resin and Wax

Resin and wax input costs are influenced by changes in the prices of raw materials used to produce resin and wax, primarily petroleum products, as well as demand and availability for resin and wax products.

Energy

Norbord’s manufacturing processes generate residual wood material that cannot be used in the final product. This material can be used as a biomass fuel to produce heat. Approximately 75% of Norbord’s total manufacturing energy needs and all of Norbord’s OSB process heat requirements are met with biomass fuel.

Norbord also procures electricity and natural gas for its manufacturing and air emissions control processes. Energy prices have experienced significant volatility in recent years, particularly in deregulated markets. In 2014, approximately 43% of Norbord’s natural gas consumption was used to generate electricity and process heat at Norbord’s Cowie operations. An additional 26% was used to operate air emissions control equipment in Norbord’s US plants.

Seasonality and Cyclicality of Business

Norbord’s business is subject to seasonal variances, with greater demand for many of the Company’s products during the peak building season in the spring and summer months.

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OSB is a cyclical commodity business and demand for building materials is closely tied to the relative strength and weakness of home building activity.

Competitive Conditions

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the United States where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers.

Research and Development

Norbord carries out research and applied technology programs, identifying new techniques to improve production and product quality, develop new products and minimize the environmental impact of its operations. The Company operates a central laboratory facility in St. Laurent, Quebec. In addition, the Company performs contract work at a number of industry-wide organizations including FPInnovations and the Alberta Innovates Technology Futures aimed at reducing production costs.

Environment, Health and Safety

Norbord’s Environment, Health and Safety Policies are available on Norbord’s website at www.norbord.com.

Norbord measures its performance against environment, health and safety targets in three areas: 1) injury frequency and severity; 2) environmental compliance; and 3) environment, health and safety management systems. Norbord conducts audits on its operations on a regular schedule to ensure continuing high standards of performance.

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation.

The Kyoto Accord has been ratified in Canada and Europe; however, in 2011 the Canadian government announced that it was formally withdrawing from the Accord nullifying any commitments to reduce greenhouse gas emissions. The US government chose not to ratify the Accord. There are currently no greenhouse gas regulatory initiatives under discussion that are expected to negatively impact Norbord’s North American operations. All of Norbord’s UK operations entered into Kyoto climate change energy efficiency agreements in 2001, which has to-date resulted in more than £31 million in tax and energy efficiency cost savings.

A “cap and trade” carbon trading program has been in place in Europe since 2005. Biomass heat energy generating units have enabled the European mills to comply with energy efficiency targets and have resulted in a surplus of carbon credits across Norbord’s European business. Since 2005 surplus credits traded on environmental exchanges have resulted in approximately £5 million in additional income. In 2015, Norbord will have sufficient credits to meet compliance commitments and provide additional trading opportunities.

Norbord holds third party verified sustainable wood procurement certification from the Sustainable Forestry Initiative® (SFI®) program, and chain-of-custody certificates from the SFI® program and the Forest Stewardship Council® forest certification program.

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Human Resources

Norbord’s corporate head office is in Toronto, Canada. Norbord employs approximately 1,900 people at its operations in the US, Europe and Canada. Approximately 42% of these employees are represented by labour unions.

RISKS OF THE BUSINESS

Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.

For information on the risks relating to the Company’s proposed merger with Ainsworth, please see the section entitled “Risk Factors Relating to the Arrangement” on pages 110 to 115 of the Joint Circular, which pages are incorporated by reference in this AIF.

Product Concentration and Cyclicality

OSB accounts for almost 85% of Norbord’s panel production capacity. The price of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.

Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt.

Based on operations running at full capacity, the following table shows the approximate annualized impact of changes in product prices on EBITDA:

	Sensitivity Factor	Impact on Adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16”	$36
OSB – Europe	€10 per m3	7

Liquidity

Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon financial market conditions. Although Norbord has notes maturing in 2017 and 2020 and has bank lines that are committed to 2016, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.

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Competition

The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing costs, availability of key production inputs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed making the use of Norbord’s products less attractive for certain applications.

Customer Dependence

Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. In 2014, Norbord had one customer whose purchases represented greater than 10% of total sales. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer or any significant customer order cancellations could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord.

Manufacturing Inputs

Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.

Fibre Resource

As Norbord does not own any timberlands, it purchases timber, wood chips and fibre as well as other wood recycled materials on the open market, in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control. Adverse weather can also limit access to logging areas, which can affect the supply of fibre to the Company’s operations. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity and other bio-based products.

Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Europe, wood fibre is purchased from the government and private landowners. Fibre for OSB comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s Canadian mills source roundwood logs primarily from private landholders and hold forestry licences and agreements to source aspen and birch from Crown timberlands in Quebec. Most of this Crown volume is harvested and delivered by third parties that also hold licences to operate in these areas.

The Crown licences require the payment of stumpage fees for the timber harvested and compliance with specified rehabilitation and silvicultural management practices. The licences cover periods ranging from 20 to 25 years and are renewed or extended every five years. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation.

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Third-Party Transportation Services

Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.

Employee Retention and Labour Relations

Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.

Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian employees are unionized – representing just under one-half of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three to five-year term, and the current contract with the Communications, Energy and Paperworkers Union representing members at the OSB mill in La Sarre, Quebec expires June 30, 2016. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry.

Environmental Matters

Norbord’s operations are subject to a range of general and industry-specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Failure to comply with applicable environmental laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable environmental laws and regulations. In addition, environmental laws and regulations could become more stringent in the future.

Product Liability and Legal Proceedings

Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.

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Natural Events

Norbord’s business is exposed to numerous natural events, such as forest fires, adverse weather conditions, insect infestation, disease, prolonged drought and other natural disasters, that are not insurable events. If such an event occurs, Norbord may need to curtail production or incur increased fibre or other costs.

Capital Intensity

The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Tax Exposures

Norbord takes various tax-filing positions in the normal course of business, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.

Currency Exposures

Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Pound Sterling, Euro and Canadian dollar). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.

Norbord’s foreign exchange exposure arises from the following sources:

•	Net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros

•	Net Canadian dollar– denominated monetary assets and liabilities

•	Committed or anticipated foreign currency– denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations

Defined Benefit Pension Plan Funding

Although Norbord’s defined benefit pension plans are all closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency deficit position and therefore Norbord is required to make accelerated cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.

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CAPITAL STRUCTURE

Description of Share Capital

The authorized share capital of the Company consists of an unlimited number of Class A Preferred Shares, an unlimited number of Class B Preferred Shares, an unlimited number of Non-Voting Participating Shares and an unlimited number of Common Shares. At January 27, 2015 there were 53.5 million Common Shares outstanding. No other shares are outstanding. For information on Common Shares to be issued to Ainsworth shareholders pursuant to the Company’s merger with Ainsworth, see “General Development of the Business – Changes in the Business 2012-2015 – Pending Merger with Ainsworth Lumber Co. Ltd.”

The following is a summary of the principal attributes of the Common Shares, the Class A Preferred Shares, the Class B Preferred Shares and the Non-Voting Participating Shares of Norbord. For a complete description of the terms of Norbord’s share capital, refer to Norbord’s Restated Articles of Incorporation filed on SEDAR at www.sedar.com.

Common Shares

The holders of Common Shares are entitled to one vote per share at all meetings of shareholders. They are entitled to receive dividends if, as and when declared by the Directors ratably with any holders of the Non-Voting Participating Shares, subject to the attributes of each series of Non-Voting Participating Shares. In the event of any liquidation, dissolution or winding up, subject to the rights of holders of any Class A Preferred Shares and Class B Preferred Shares, the holders of Common Shares are entitled to participate ratably with any holders of Non-Voting Participating Shares in any distribution of the assets of the Company, subject to the attributes of each series of Non-Voting Participating Shares.

Class A Preferred Shares

The Class A Preferred Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class A Preferred Shares are entitled to priority over the Class B Preferred Shares, the Non-Voting Participating Shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of Norbord.

Class B Preferred Shares

The Class B Preferred Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include voting rights. The Class B Preferred Shares are entitled to priority over the Non-Voting Participating Shares and the Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company.

Non-Voting Participating Shares

The Non-Voting Participating Shares are issuable in series. The Directors of the Company are empowered to fix the number of shares in and the designation and attributes of each series, which may include a preferential dividend or a priority in any distribution of assets of the Company. Subject thereto, the holders of Non-Voting Participating Shares are entitled to receive dividends if, as and when declared by the Directors ratably with the holders of Common Shares and, in the event of any liquidation, dissolution or winding up, subject to the rights of the holders of any Class A Preferred Shares and Class B Preferred Shares, to participate ratably with the holders of Common Shares in any distribution of the assets of the Company.

Norbord Inc.	2014 Annual Information Form	Page 15

Description of Debt Securities

At January 27, 2015, Norbord had issued and outstanding senior debt securities as follows:

•	$240 million of 5.375% senior secured notes due December 1, 2020; and

•	$200 million of 7.70% senior secured notes due February 15, 2017.

The 7.70% senior secured notes are subject to a credit ratings-based coupon step-up provision. Interest is payable semi-annually and the debt securities are non-callable except at a make-whole price.

Credit Ratings

Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).

At January 27, 2015, the Company’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured Notes	BB	BB-	Ba2

Issuer	BB	BB-	Ba2
Outlook	Stable	Stable	Stable

Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.

DBRS credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to DBRS, a rating of BB is the fifth highest of ten major categories, and debt securities rated BB are defined to be speculative and non-investment grade. Rating categories AA through CCC are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.

S&P credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P, the BB rating is the fifth highest of ten major categories, and debt securities rated BB or lower are regarded as having significant speculative characteristics. Debt securities rated BB are less vulnerable to non-payment than other speculative issues; however, they face major ongoing uncertainties or exposure to adverse business, financial or economic conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Ba is the fifth highest of nine major categories, and debt securities rated Ba are judged to have speculative elements and are subject to substantial credit risk. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the security ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Norbord Inc.	2014 Annual Information Form	Page 16

DIVIDENDS

On April 29, 2013, the Company’s Board of Directors approved a variable dividend policy which targets the payout to shareholders of a portion of expected future free cash flow through the cycle. The Company’s intention is that the dividend will reflect the cyclicality, not the seasonality, of the business. Under this policy, the Board of Directors has declared dividends of CAD $0.60 per common share in each of the past seven quarters including the fourth quarter of 2014.

On December 8, 2014, in conjunction with the announcement of the combination with Ainsworth, the Company also announced that it anticipates that the Board of Directors of the combined entity will continue with Norbord’s variable dividend policy. Taking into account growth and other attractive capital investment opportunities, and to maintain flexibility in the Company’s capital structure, the Board of the Company announced that it expected to set the quarterly dividend at CAD $0.25 per common share in the first quarter of 2015.

In the arrangement agreement with Ainsworth, the Company has agreed to not pay more than CAD $0.25 per common share for any future quarterly dividends with a record date prior to the closing of the merger, after which the Board of the merged entity will determine the appropriate level of dividends on a quarterly basis.

Accordingly, on January 27, 2015, the Board declared a quarterly dividend of CAD $0.25 per common share, payable on March 21, 2015 to shareholders of record on March 1, 2015.

The amount of future dividends under the Company’s dividend policy, and the declaration and payment thereof, will be based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s existing revolving bank lines and senior notes, as well as broader market and economic conditions, among other factors, and shall be in compliance with applicable law. The Board retains the power to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, there can be no assurance that dividends in the future will be equal or similar to the amount described above or that the Board will not decide to suspend or discontinue the payment of cash dividends in the future.

The Company has a Dividend Reinvestment Plan (DRIP) whereby shareholders resident in Canada can elect to receive their dividends in Common Shares.

The table below summarizes the total dividends on Common Shares declared by the Board, the amounts paid out in cash and the amounts distributed as shares under the DRIP for the preceding three financial years.

($ millions)	2014	2013	2012
Cash distribution	$115	$91	$—
Share distribution (1)	1	—	—

Total dividends on Common Shares	$116	$91	$—

(1)	Common Shares distributed in the DRIP represented less than $1 million in 2013.

Norbord Inc.	2014 Annual Information Form	Page 17

MARKET FOR SECURITIES

Common Shares

The Company’s Common Shares trade on the TSX under the symbol NBD. In 2014, the Company’s Common Shares traded in a range between CAD $20.14 and CAD $33.91 per share, ending the year at CAD $25.83.

CAD $	Common Shares
Month	High	Low	Close	Volume
January	$33.91	$28.70	$31.23	4,938,037
February	32.36	29.21	30.81	3,798,473
March	31.19	28.33	29.13	2,231,321
April	30.17	26.75	26.85	2,824,124
May	30.18	26.83	27.34	4,946,265
June	27.55	25.85	26.18	3,458,977
July	27.31	22.30	22.69	5,781,558
August	24.53	20.51	23.07	6,068,242
September	25.49	22.15	22.96	3,133,780
October	25.22	20.14	22.05	5,592,744
November	24.78	21.73	23.09	2,433,850
December	26.34	22.46	25.83	5,245,343

(The remainder of this page is intentionally left blank.)

Norbord Inc.	2014 Annual Information Form	Page 18

DIRECTORS AND SENIOR EXECUTIVE OFFICERS

For information relating to the governance and management of the combined company following completion of the Company’s merger with Ainsworth, please see the section entitled “Governance and Management of the Combined Company” on pages 78 to 82 of the Joint Circular, which pages are incorporated by reference in this AIF.

Directors

The Directors of the Company are set out below. They hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Name and Location of Residence	Position and Office Held	Principal Occupation	Director Since
JACK L. COCKWELL (1)(2) Toronto, Ontario, Canada	Director	Group Chair, Brookfield Asset Management Inc.	1987

DIAN N. COHEN (1)(2)(3)(4) (5) Toronto, Ontario, Canada	Director	Corporate Director and economics consultant	1987

PIERRE DUPUIS (1)(2)(4) Sutton, Quebec, Canada	Director	Corporate Director	1995

JON S. HAICK (1)(2) (5) London, England, UK	Director	Senior Managing Partner, Brookfield Asset Management Inc. and Chief Executive Officer, Brookfield Europe	2012

ROBERT J. HARDING (1)(2)(3) (5) Toronto, Ontario, Canada	Director and Chair	Corporate Director	1998

NEVILLE W. KIRCHMANN (1)(2)(3)(4) (5) Toronto, Ontario, Canada	Director	President, Kirchmann Holdings Ltd.	2007

J. BARRIE SHINETON Toronto, Ontario, Canada	Director and Vice Chair	Corporate Director	2004

DENIS A. TURCOTTE (1)(2)(4) Sault Ste. Marie, Ontario, Canada	Director	President and Chief Executive Officer, North Channel Management and North Channel Capital Partners	2012

JAMES D. WALLACE (1)(2)(3)(4) (5) Copper Cliff, Ontario, Canada	Director	President, Pioneer Construction, Inc.	2012

PETER C. WIJNBERGEN Toronto, Ontario, Canada	Director and President & CEO	President and Chief Executive Officer, Norbord Inc.	2014

(1)	Member of the Environmental, Health & Safety Committee. Ms. Cohen is Chair of the Committee.
(2)	Member of the Human Resources Committee. Mr. Haick is Chair of the Committee.
(3)	Member of the Corporate Governance and Nominating Committee. Ms. Cohen is Chair of the Committee.
(4)	Member of the Audit Committee. Mr. Dupuis is Chair of the Committee.
(5)	Following completion of the Company’s merger with Ainsworth, these Directors will resign.

All of the Directors have held their principal occupations shown in the above table for the past five years, except for Messrs. Haick, Harding and Shineton.

Mr. Haick is a Senior Managing Partner of Brookfield Asset Management Inc. and became Chief Executive Officer of Brookfield Europe in July 2012.

Mr. Harding was Chair of the Brookfield Global Infrastructure Advisory Board from August 2010 to July 2012 and prior thereto, he was Chair, Brookfield Asset Management Inc. from 1992 to August 2010.

Mr. Shineton was appointed Vice Chair of the Board on January 29, 2014 after serving as President and Chief Executive Officer of the Company from 2004 through 2013.

Norbord Inc.	2014 Annual Information Form	Page 19

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Messrs. Cockwell and Harding served as directors of Fraser Papers Inc. from 2004 to April 2009, which filed for and obtained protection from its creditors under the Companies’ Creditors Arrangement Act in 2009. Mr. Wallace was a director of Grant Forest Products Inc. from 2005 to June 30, 2010, which filed for and obtained protection under the Companies’ Creditors Arrangement Act on June 25, 2009. He was also a director of Northstar Aerospace Inc. from October 10, 1990 to June 14, 2012, which filed for and obtained protection under the Companies’ Creditors Arrangement Act on June 14, 2012.

Senior Executive Officers

The senior executive officers of the Company are shown in the following table:

Name and Location of Residence	Current Office and Principal Occupation	Year Appointed
ROBERT J. HARDING Toronto, Ontario, Canada	Director and Chair Corporate Director	1998

J. BARRIE SHINETON Toronto, Ontario, Canada	Director and Vice Chair Corporate Director	2014

PETER C. WIJNBERGEN Toronto, Ontario, Canada	President and Chief Executive Officer	2014

ROBIN E. LAMPARD Toronto, Ontario, Canada	Senior Vice President and Chief Financial Officer	2008

NIGEL A. BANKS Toronto, Ontario, Canada	Senior Vice President, Corporate Services	2010

KARL R. MORRIS Glasgow, Scotland, UK	Senior Vice President, European Operations	2005

For those senior executive officers of the Company appointed to their principal occupations within the past five years, their prior occupations during this period were as follows:

Mr. Harding was Chair of the Brookfield Global Infrastructure Advisory Board from August 2010 to July 2012 and prior thereto, he was Chair, Brookfield Asset Management Inc. from 1992 to August 2010.

Mr. Shineton was appointed Vice Chair of the Board on January 29, 2014 after serving as President and Chief Executive Officer of the Company from 2004 through 2013.

Mr. Wijnbergen was appointed President and Chief Executive Officer on January 1, 2014 after serving as Senior Vice President and Chief Operating Officer from September 2010 through December 2013. He also was Senior Vice President, Eastern Operations from 2005 to September 2010.

Mr. Banks was appointed Senior Vice President, Corporate Services in November 2010. Prior to his appointment with the Company, Mr. Banks was Vice President, Human Resources of LifeLabs BC LP from February 2001 to August 2010.

At January 27, 2015, the Directors and senior executive officers of the Company as a group directly own or exercise control or direction over 0.2 million Common Shares of the Company (representing less than 1%), and none of the voting securities of any of the Company’s subsidiaries.

Norbord Inc.	2014 Annual Information Form	Page 20

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as set out below or as otherwise set out in this AIF, no Director or officer of the Company, no person who beneficially owns, directly or indirectly, more than 10% of the Norbord Common Shares and no associate or affiliate of the foregoing persons has any material interest in any transaction within the past three years or during the current financial year that has materially affected or will materially affect Norbord. The following transactions have occurred between the Company and Brookfield during the normal course of business:

Warrants

On March 25, 2013, Brookfield exercised all of its warrants on a cashless basis and received an additional 8.2 million Common Shares. As a result, Brookfield’s ownership increased from 52% to approximately 59% of Common Shares outstanding.

Secondary Offering

On March 25, 2013, Brookfield and the Company entered into an agreement with a syndicate of investment dealers to complete a secondary offering of the Company’s Common Shares. Under the agreement, the syndicate agreed to purchase 3.3 million Common Shares at a purchase price of CAD $33.00 per Common Share. Brookfield offered 2.75 million Shares and the Company’s senior management offered 0.55 million Shares. Brookfield also granted the underwriters an over-allotment option to purchase up to an additional 0.5 million Shares, which was exercised in full prior to the closing. On April 16, 2013, upon closing of the secondary offering, Brookfield’s ownership decreased from approximately 59% to 53% of the Common Shares outstanding. Norbord did not receive any proceeds from the offering. At January 27, 2015, Brookfield owned approximately 52% of the outstanding Common Shares of the Company.

MATERIAL CONTRACTS

Norbord has entered into the following material contracts, other than in the ordinary course of business:

1.	Arrangement Agreement dated December 8, 2014 between the Company and Ainsworth Lumber Co. Ltd. (Ainsworth) for the acquisition of all of the issued and outstanding common shares of Ainsworth in exchange for Norbord shares.

2.	Lock-up Agreement dated December 8, 2014 between Brookfield Asset Management Ltd. (BAM), Brookfield Capital Partners Ltd. (BCP), the Company and Ainsworth whereby BAM and BCP agreed to vote in favour of the Arrangement Agreement between the Company and Ainsworth.

3.	Trust Indenture dated November 26, 2013 between Norbord Inc. and Computershare Trust Company, N.A. relating to the issuance of 5.375% senior secured notes due December 1, 2020.

4.	Trust Indenture dated February 14, 2007 between Norbord (Delaware) GP I, Norbord Inc., and Computershare Trust Company N.A., relating to the issuance of 6.45% notes due February 15, 2017.

Norbord Inc.	2014 Annual Information Form	Page 21

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is CST Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9, Telephone: 1-800-387-0825, e-mail: inquiries@canstockta.com.

AUDIT COMMITTEE

The Audit Committee is appointed by the Board and, among other things: assists the Board in its oversight of the integrity of the financial and related information of the Company through the review of the consolidated financial statements and management’s discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The full terms of reference of the Audit Committee are included in this AIF as Appendix A.

The Audit Committee includes the following Directors, each of whom has been determined by the Board of Directors to be “independent” and “financially literate”, as such terms have been defined in Multilateral Instrument 52-110. The Board has selected each of the following individuals based upon their education and experience, as same is relevant to his or her responsibilities as a member of the audit committee:

Pierre Dupuis (Chair)

Dian Cohen

Neville W. Kirchmann

Denis A. Turcotte

Jamie D. Wallace

Mr. Dupuis is a Corporate Director. From 1999 to 2005, Mr. Dupuis was Vice President and Chief Operating Officer of Dorel Industries Inc., a global consumer products company. Prior to his appointment at Dorel, Mr. Dupuis was President and Chief Operating Officer of Transcontinental Inc., a Canadian printing and publishing company. Mr. Dupuis’ areas of expertise are business management, finance, governance, marketing and human resources.

Ms. Cohen is a Corporate Director, an economics consultant and the author of a number of books on government, personal money management and social policy issues. Ms. Cohen is the recipient of many literary awards, as well as the Order of Canada. In addition to her role on the Norbord Board, Ms. Cohen is a Director of Dorel Industries Inc. Ms. Cohen’s areas of expertise are economics, communications and governance.

Mr. Kirchmann is President and a Director of Kirchmann Holdings Ltd., a private investment company. He was President and Chief Executive Officer of Coca-Cola Canada from 1975 to 1992 and a senior executive of Coca-Cola Southern Africa from 1965 to 1975 and 1993 to 1995. In addition to his role on the Norbord Board, Mr. Kirchmann is a Director of Fibre Connections Inc. Mr. Kirchmann is a Chartered Accountant. His areas of expertise are governance, finance, marketing and operations.

Mr. Turcotte is President and Chief Executive Officer of North Channel Management and North Channel Capital Partners, both consulting, private investment and management companies. Mr. Turcotte was President and Chief Executive Officer and a Director of Algoma Steel Inc., an integrated flat products steel company, from 2002 through 2008 and was named CEO of the year by Canadian Business Magazine in 2006. Prior to joining Algoma he was President of the Paper Group and Executive Vice President of Corporate Development and Strategy of Tembec Inc., a forest products company, from 1999

Norbord Inc.	2014 Annual Information Form	Page 22

to 2002. He currently serves as a Director of Brookfield Office Properties Inc., Coalspur Mines Ltd. and Domtar Corporation and is on the Advisory Board of Brookfield Capital Partners Fund. Mr. Turcotte’s areas of expertise are corporate governance, executive management, strategic planning, mergers and acquisitions, capital markets and operations.

Mr. Wallace is President and owner of Pioneer Construction Inc., a heavy construction company and President and owner of six associated companies with businesses in the real estate, ready mix, aggregates, and investment company industries. Mr. Wallace has served on nine public corporate boards, along with a number of private company boards. Mr. Wallace has broad experience in the heavy construction, mining and finance sectors. His areas of expertise are mergers and acquisitions, corporate finance, governance and operations.

As part of its mandate, the Audit Committee assesses the independence of the Company’s auditors. From time to time the Company’s auditors also provide non-audit services to Norbord. It is the Company’s policy not to engage its auditors to provide services that may impair their objectivity or that are specifically forbidden by law or regulation. The Company has implemented procedures to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining the auditors’ independence.

Audit Fees

For the year 2014, Norbord paid a total of $0.9 million (2013 – $1.1 million) to the Company’s auditors for all services. The following provides details on these billings:

Service (US $ millions)	2014	2013
Audit	$0.7	$0.7
Audit-related	0.1	0.2
Tax	0.1	0.2
Other	—	—

Total	$0.9	$1.1

Audit services include the annual financial statement audit of the Company and certain of its subsidiaries. They also include the review of the Company’s unaudited interim financial statements.

Audit-related services include audits of the Company’s pension plans, special-purpose non-statutory audits of divisions of the Company, and comfort letters associated with regulatory filings.

Tax services include tax advisory and compliance services.

Norbord did not engage the Company’s auditors to perform other non-audit services.

Norbord Inc.	2014 Annual Information Form	Page 23

INTERESTS OF EXPERTS

KPMG LLP have prepared the audit report on the audited consolidated financial statements of the Company as at December 31, 2014 and for the year then ended. None of the designated professionals of KPMG LLP beneficially own, directly or indirectly, any of the Company’s outstanding securities.

ADDITIONAL INFORMATION

The Management Proxy Circular dated March 3, 2014 contains additional information concerning the Company including Directors’ and officers’ remuneration and indebtedness, principal holders of Common Shares and its stock option and share purchase plans. Additional financial information about the Company is included in Norbord’s audited consolidated financial statements and in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2014. Further information on the pending merger with Ainsworth is described in the Joint Circular.

These documents and additional information about the Company and its operations can be found on Norbord’s website at www.norbord.com or on SEDAR at www.sedar.com.

GLOSSARY

m3: Cubic metre. A measure of volume equal to approximately 1,130 square feet ( 3/8-inch basis).

MDF: Medium density fibreboard. A panelboard produced by chemically bonding highly refined wood fibres of uniform size under heat and pressure.

Msf (MMsf): Measurement for panel products equal to a thousand (million) square feet. This measurement is calculated on either a 3/8-inch or 7/16-inch thick basis.

OSB: Oriented strand board. An engineered structural wood panel produced by chemically bonding wood strands in a uniform direction under heat and pressure.

Panelboard: Oriented strand board, particleboard, medium density fibreboard and plywood.

Particleboard: A panelboard produced by chemically bonding clean sawdust, small wood particles and recycled wood fibre under heat and pressure.

Plywood: A panelboard produced by chemically bonding thin layers of solid wood veneers.

Norbord Inc.	2014 Annual Information Form	Page 24

APPENDIX A – AUDIT COMMITTEE – TERMS OF REFERENCE

Role of Audit Committee

The role of the Audit Committee is to assist the Board in its oversight of the integrity of the financial and related information of the Company including its financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Company. Management is responsible for the preparation, presentation and integrity of the financial statements and for establishing and maintaining the above noted controls, procedures and processes and the Audit Committee is appointed by the Board to review and monitor them.

Authority and Responsibilities

In carrying out its role, the Audit Committee has the following authority and responsibilities:

1.	Financial information and reporting –

(a)	to review and discuss with management and the external auditor, as appropriate:

(i)	the annual audited financial statements and the interim financial statements including the accompanying Management’s Discussion and Analysis; and

(ii)	other releases containing information taken from the Company’s financial statements prior to their release; and

(b)	to review the Company’s financial reporting and accounting policies and any proposed material changes to them or their application.

2.	Internal controls – to review, with the Chief Financial Officer (CFO), the external auditor and others, as appropriate, the Company’s system of internal controls.

3.	External audit –

(a)	to recommend to the Board, for shareholder approval, the external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Audit Committee as representatives of the shareholders of the Company;

(b)	to evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor;

(c)	to pre-approve any non-audit services to be provided to the Company or its subsidiaries by the external auditor and the fees for those services;

(d)	to obtain and review at least annually a written report by the external auditor setting out the auditor’s internal quality control procedures, any material issues raised by the auditor’s internal quality control reviews and the steps taken to resolve those issues;

(e)	to review at least annually the relationships between the Company and the external auditor in order to establish the independence of the external auditor;

(f)	to oversee the work of the external auditor, including the resolution of disagreements between management and the external auditors regarding financial reporting; and

(g)	to communicate directly with the internal and external auditors.

4.	Risk management – to review and monitor the Company’s major financial risks and risk management policies and the steps taken by management to mitigate those risks.

Norbord Inc.	2014 Annual Information Form	Page 25

5.	Compliance –

(a)	to review the Company’s financial reporting procedures and policies relating to compliance with legal and regulatory requirements and to investigate any non-adherence to those procedures and policies; and

(b)	to establish procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters including procedures for the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Composition and Procedures

1.	Size – The Audit Committee will consist of a minimum of three Directors. The members of the Committee are appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee and may be removed by the Board in its discretion.

2.	Qualifications – All members of the Committee must be “independent” within the meaning of sections 1.4 and 1.5 of Multilateral Instrument 52-110. All members of the Committee must be “financially literate”, i.e., have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the financial statements of the Company.

3.	Meetings – The Committee will meet at least four times a year and a portion of each meeting will be held without the presence of management.

4.	Review of Financial Statements – The Committee will review the Company’s annual audited financial statements with the CEO and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO. The external auditor will be present at these meetings.

5.	Review of CEO and CFO Certification Process – In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

6.	Review of Earnings and Other Releases – The Committee will review with the CFO any news release containing financial information taken from the Company’s financial statements prior to the release of the financial statements to the public. The committee will satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and will periodically assess the adequacy of those procedures.

7.	Approval of Audit and Non-Audit Services – In addition to recommending to the Board the external auditor to examine the Company’s financial statements and the compensation of the external auditor for audit services, the Committee must approve any use of that external auditor to provide non-audit services prior to its engagement. It is the Committee’s practice to restrict the non-audit services that may be provided by the external auditor in order to minimize relationships that could appear to impair the objectivity of the external auditor.

Norbord Inc.	2014 Annual Information Form	Page 26

8.	Hiring Guidelines for Independent Auditor Employees – The Committee will adopt guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its Audit Report of the Company’s financial statements.

9.	Audit Partner Rotation – The Committee will ensure that the lead audit partner assigned by the external auditor to the Company, as well as the independent review partner charged with reviewing the financial statements of the Company, are changed at least every seven years.

10.	Process for Handling Complaints about Accounting Matters – The Committee has established the following procedure for the receipt and treatment of any complaint received by the Company regarding accounting, internal accounting controls or auditing matters:

(a)	The Company will make available and make known special mail and e-mail addresses and telephone numbers for receiving complaints regarding accounting, internal accounting controls or auditing matters;

(b)	Copies of complaints received will be sent to the members of the Committee;

(c)	All complaints will be investigated by the Company’s finance staff, except as otherwise directed by the Committee. The Committee may request that outside advisors be retained to investigate any complaint; and

(d)	The status of each complaint will be reported on a quarterly basis to the Committee and, if the Committee so directs, to the full Board. The Company’s Code of Business Conduct prohibits any Director, officer or employee of the Company from retaliating or taking any adverse action against anyone for raising or helping to resolve a complaint.

11.	Evaluation – The Committee will conduct and present to the Board an annual evaluation of the performance of the Committee and the adequacy of these terms of reference and recommend any proposed change to the Board for approval.

12.	Other Matters – The Committee will conduct reviews and, where appropriate, recommend action by the Board, on:

(a)	The Annual Information Form to be filed by the Company;

(b)	Regular reports on outstanding litigation that could have a material effect on the Company;

(c)	An annual certificate of the CEO attesting that senior management of the Company have received and agreed to be bound by the Company’s Code of Business Conduct and as to compliance with the Code;

(d)	An annual report on officers’ expenses;

(e)	An annual report on consulting and legal fees paid by the Company; and

(f)	An annual report on the Company’s insurance coverage and costs.

Norbord Inc.	2014 Annual Information Form	Page 27